

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2017

<u>Via E-mail</u>
Mr. Maximilian Scheder-Bieschin
Chief Financial Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, California 94804

   Re: **Ekso Bionics Holdings, Inc.**
      Form 10-K for the Fiscal Year Ended Dec. 31, 2015
      Filed March 14, 2016
      Form 10-Q for the Quarter Ended March 31, 2016
      Filed May 10, 2016
      Definitive Proxy on Schedule 14A
      Filed April 25, 2016
      File No. 000-55442

Dear Mr. Scheder-Bieschin:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Accounting Branch Chief